[redacted]

pls 3/13

SE 11017510 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section RECEIVED FEB 2 5 2011 Wash., D.C. 200

SEC FILE NUMBER
8- 12500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Rings Road Mail Drop RR1-01-D1
(No. and Street)

Dublin (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Greene 614 677-5512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP Suite 500
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

m

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia Ann Stemm
Cynthia Ann Stemm
Notary Public, State of Ohio
My Commission Expires
1-13-2015

Cynthia Ann Stemm
Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents (note 4)	$	3,952,342
Receivables:		
Investment companies		869,000
Brokers and dealers		52,624
Other receivables		36,993
		958,617
Prepaid expenses and other		32,316
Clearing organization deposit		70,195
Total assets	$	5,013,470
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	1,873,381
Sales commissions and related bonuses payable		748,533
Accounts payable and accrued expenses		46,895
Total liabilities		2,668,809
Contingencies (note 11)		
Member's equity		2,344,661
Total liabilities and member's equity	$	5,013,470

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

Year ended December 31, 2010

Revenues:		
Revenue from sales of variable products of affiliates (note 7)	$	23,298,347
Revenue from sales of commissionable securities		9,069,509
Investment advisory revenue		1,369,528
Revenue from sales of non-commissionable securities		2,948,165
Interest		8,841
		36,694,390
Expenses:		
Registered representatives' compensation from sales of variable products of affiliates and related service fees (note 7)		22,970,120
Registered representatives' compensation from sales of commissionable securities and other advisory services		7,915,938
Compensation and benefits (notes 7 and 8)		10,011,800
Other operating expenses (notes 7 and 8)		3,783,172
		44,681,030
Net loss	$	(7,986,640)

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2010

		Member's equity
Balance at December 31, 2009	$	10,331,301
Net loss		(7,986,640)
Balance at December 31, 2010	$	2,344,661

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(7,986,640)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges to income:		
Amortization		432,620
Decrease (increase)in:		
Receivables from investment companies, brokers and dealers, and other		550,975
Prepaid expenses and other		23,872
(Decrease) increase in:		
Payable to affiliates		(957,995)
Sales commissions and related bonuses payable		(310,012)
Accounts payable and accrued expenses		(543,468)
Net cash used in operating activities		(8,790,648)
Cash and cash equivalents, beginning of year		12,742,990
Cash and cash equivalents, end of year	$	3,952,342

See accompanying notes to financial statements.

(1) Organization

(a) *Description of Business*

Nationwide Securities, LLC (NS LLC) (the Company) is a wholly-owned subsidiary of NFS Distributors, Inc. NFS Distributors, Inc. is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS), a subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

The Company is currently registered in all 50 states, as well as the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, and general securities. The Company is a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries, Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Insurance Company (NLAIC).

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The carrying amounts of financial assets and liabilities approximate fair value.

(b) *Cash and Cash Equivalents*

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with less than three months to maturity to be cash equivalents.

Cash and cash equivalents include a Federal Home Loan Bank note of $3,203,871 with an original maturity of less than three months. The note is carried at amortized cost, which, due to the short-term nature of this investment, approximates fair value. See note 4.

(c) *Receivables*

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances.

(d) ***Capitalized Software***

The Company monitors costs related to internally developed software to determine if any costs should be capitalized. These capitalized costs primarily include external and internal related development costs that are identifiable, and meet the criteria for capitalization. Once the "development stage" is completed, these capitalized costs are amortized over their estimated useful lives, not to exceed three years (unless otherwise deemed by management) and are reviewed for impairment by management on a quarterly basis. The amortization expense related to capitalized software for the year ended December 31, 2010 was $397,945. This expense is included in Other operating expenses in the Statement of Operations. As of December 31, 2010, there was no remaining unamortized capitalized software.

(e) ***Revenue and Registered Representatives' Compensation Expense Recognition***

Revenue from securities transactions and from the sale of investment company shares, which is reported as revenue from sales of commissionable securities on the Statement of Operations, is recorded on a trade-date basis and is based on the fee tables contained in the respective prospectuses. The registered representative commissions expense paid on this revenue is included in registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed-upon commission rates, is recognized when earned and recorded as revenue from sales of variable products of affiliates. Commission expense and related service fees are expensed when incurred and reported as registered representatives' compensation from sales of variable products of affiliates and related service fees on the Statement of Operations.

The Company earns revenue from fee-based asset management programs in which third-party money managers direct the investments and provide financial planning services for the Company's clients. Fees are based on individual asset manager fee schedules and are received quarterly from these third-party managers, but are recognized as earned on a pro rata basis over the term of the management contract. This revenue is reported as investment advisory revenue. The commission expense incurred on this revenue is reported as registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company also receives revenue from securities and investment company transactions that are not associated with a registered representative and for which no commission expense is incurred. This revenue is recognized as earned on a trade-date basis and is reported on the Statement of Operations as revenue from sales of non-commissionable securities.

(f) ***Investment Income***

Interest income is accrued as earned.

(g) Comprehensive Income

The Company currently has no differences between comprehensive income as defined by FASB ASC 220-10, *Comprehensive Income*, and its net income as presented in the Statement of Operations and Statement of Changes in Member's Equity.

(h) Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions, which the Company believes are financially sound.

(i) Income Taxes

The Company is a single member limited liability company, and, as such, is treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements.

(3) Recently Issued Accounting Standards

In July 2010, the FASB issued ASU 2010-20, which amends FASB ASC 310, *Receivables*. This guidance amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of this guidance, an entity is required to disaggregate certain existing disclosures by portfolio segment or class. The guidance also provides certain new disclosures about its financing receivables and related allowance for credit losses. This guidance is effective for the annual reporting period ending on or after December 15, 2010 for public entities. The adoption of this standard did not have any impact on the financial statements of the Company at December 31, 2010.

In February 2010, the FASB issued ASU 2010-08, which contained technical corrections to various codification topics. While none of the provisions in the ASU fundamentally change GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and thus, special transition provisions were provided for accounting changes related to that Subtopic. The amendments of this ASU are effective for the first reporting period, including interim periods, beginning after issuance, except for certain amendments related to embedded derivatives and certain changes that affect the calculation of tax benefits attributable to reorganizations. The amendments related to the reorganization guidance in Paragraph 852-740-45-2 should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted these provisions as of January 1, 2009 with no impact of adoption. The amendments to the embedded derivative guidance are effective for fiscal years beginning after December 15, 2009. The Company adopted the embedded derivative provisions as of January 1, 2010 with no impact of adoption. The Company adopted all other ASU 2010-08 provisions as of April 1, 2010 with no impact of adoption.

In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, *Fair Value Measurement and Disclosures*. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair

(Continued)

value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers' disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2010, except for the new disclosure regarding the activity in level 3 measurements, which the Company will adopt for the fiscal period beginning January 1, 2011. See note 4 for required disclosures.

(4) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following table summarizes investments measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
2010:				
Assets:				
Cash and cash equivalents	$ 3,952,342	—	—	3,952,342
Total investments	$ 3,952,342	—	—	3,952,342

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed as of December 31, 2010.

(5) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15 of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed 15 times net capital. The minimum net capital requirement was $250,000 at December 31, 2010.

At December 31, 2010, aggregate indebtedness was 1.37 times net capital, and net capital amounted to $1,946,452. The amount of net capital in excess of the statutory requirement was $1,696,452 at December 31, 2010.

(6) Cash Segregated Under Federal and Other Regulations

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

To qualify for this exemption under Rule 15c3-3(k)(2)(ii), the Company must clear its non-direct customer transactions through another broker-dealer (clearing broker-dealer) on a fully-disclosed basis. The firm is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

(7) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed. The payable to affiliates balance includes $1,205,973, which represents the current month's expenses charged to the Company under its cost sharing agreement. The Company incurred

expenses under these agreements of $13,509,476 in 2010 for these services. These expenses are included in compensation and benefits and other operating expenses.

During 2010, the Company reported revenue and related commission expense and service fees for sales of the following NLIC and NLAIC products:

		Revenues	Commissions and Service Fees
NLICA and NLACA variable life	$	5,248,326	5,248,326
NLIC and NLAIC variable life		5,719,489	5,719,489
NLIC and NLAIC variable annuities		12,330,532	12,002,305
	$	23,298,347	22,970,120

(8) Employee Benefit Plan

(a) *Defined Benefit Plans*

The Company and certain affiliated companies participate in a qualified defined benefit pension plan (the Nationwide Retirement Plan or the NRP), several non-qualified defined benefit supplemental executive retirement plans, and postretirement benefit plans (life and healthcare), all sponsored by NMIC.

The NRP covers all employees of participating employers who have completed at least one year of service and who are at least 21 years of age. Plan assets are invested in a third-party trust and group annuity contracts issued by NLIC. All participants are eligible for benefits based on an account balance feature. Participants hired prior to 2002, who are at least 21 years of age, are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last 10 years of service (final average pay formula), if such benefits are of greater value than the account balance feature.

On October 30, 2009, the NMIC announced changes to the NRP. Effective January 1, 2010, NMIC eliminated the company-paid early retirement enhancement, which is part of the final average pay formula. This enhancement provided an additional benefit for associates retiring between age 55 and 65. In addition, for participants eligible for the final average pay formula, pay credits under the account balance formula has stopped. Affected associates' benefits cannot be less than the NRP benefit they have accrued as of the date of change.

The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. In addition, separate non-qualified defined benefit pension plans sponsored by NMIC cover certain executives with at least one year of service. The Company's portion of expense relating to these plans was $171,207 for the year ended December 31, 2010, and is included as part of compensation and benefits on the Statement of Operations.

In addition to the NRP, the Company and certain affiliated companies participate in life and healthcare benefit plans sponsored by NMIC for qualifying retirees. Post-retirement life and

healthcare benefits are contributory and generally available to full time employees hired prior to June 1, 2000 (prior to January 1, 1994 for life benefits), who have attained age 55 and have accumulated 15 years of service with the Company. The employee subsidy for the post-retirement death benefit was capped beginning in 2007. Employer subsidies for retiree life insurance ended as of December 31, 2008. No future employer contributions are anticipated for retiree life insurance and settlement accounting was applied during 2008. Post-retirement healthcare benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and co-insurance. In addition, there are caps on the Company's portion of the per-participant cost of the post-retirement healthcare benefits. The Company does not receive a Medicare Part D subsidy from the government. The Company's policy is to fund the cost of healthcare benefits in amounts determined at the discretion of management. Plan assets are invested in a group annuity contract issued by NLIC and a third-party trust.

On September 3, 2009, NMIC announced changes to the post-retirement medical benefits available under the life and healthcare defined benefit plans. Beginning December 31, 2009, each employee's current subsidy percentage was fixed and no additional service for benefits will be credited to the current plan formula. This modification does not impact former associates receiving Nationwide-sponsored medical benefits prior to January 1, 2010. Additionally, effective January 1, 2010, all non-highly compensated employees (NHCE) as defined by Internal Revenue Code 414 become eligible to receive an annual healthcare credit up to a maximum of $1,000 per year, not to exceed a maximum lifetime benefit of $25,000. The contribution will be a match of 33% of the NHCE's otherwise unmatched savings account or 401(a) contributions. No contributions will be made by NMIC if the employee does not make eligible contributions.

The Company's portion of benefit relating to these plans was $8,962 for the year ended December 31, 2010, and is included as part of compensation and benefits on the Statement of Operations.

(b) Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan (401(k)) covering substantially all employees. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. In addition, NMIC sponsors the NLICA Producer's Pension Plan, a defined contribution money purchase plan, covering statutory employees of NLICA. However, this plan has no active participants, and is in the process of being terminated. The Company's expense for contributions to these plans was $105,483 for the year ended December 31, 2010, and is included in compensation and benefits on the Statement of Operations.

(9) Income Taxes

The Company is a single member limited liability company, and, as such, is considered or treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements.

However, the federal income tax benefit for the year ended December 31, 2010, would have been $2,771,001 if the Company had not been a single member limited liability company, treated as a disregarded entity for federal income tax purposes.

 (Continued)

(10) Agreement with Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer (the clearing broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2010.

(11) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is not possible to determine the ultimate outcome of the legal proceedings. Some legal matters are in very preliminary states and the Company does not have sufficient information to make an assessment of plaintiffs' claim for liability or damages. The Company accrues amounts related to legal matters, if the liability is probable and can be reasonably estimated, and reviews these amounts at least quarterly. The Company does not believe, based on information currently known by the Company's management, that the outcomes of such legal proceedings are likely to have a material adverse effect on the Company's financial position. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

(12) Subsequent Events

The Company evaluated subsequent events through February 23, 2011, the date at which the financial statements were available to be issued. The only item deemed necessary to disclose was a capital contribution received by the Company from its parent company on January 27, 2011.

Schedule 1

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2010

Computation of Net Capital

1. Total equity from balance sheet	$	2,344,661
2. Deduct member's equity not allowable for net capital		—
3. Total member's equity qualified for net capital		2,344,661
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		2,344,661
6. Deductions and/or charges:		
A. Total nonallowable assets from schedule of nonallowable assets		(293,411)
B. Other (deductions) and/or charges		(101,972)
7. Other additions and/or credits		—
8. Net capital before haircuts on securities positions		1,949,278
9. Haircuts on securities		(2,826)
10. Net capital	$	1,946,452

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$	177,921
12. Minimum net capital requirement of reporting broker		250,000
13. Net capital requirement (greater of line 11 or 12)		250,000
14. Excess net capital (line 10 less line 13)		1,696,452
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,646,452

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from balance sheet	$	2,668,809
17. Add drafts for immediate credit		—
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		—
19. Total aggregate indebtedness	$	2,668,809
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		137%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

(Continued)

Schedule 1

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2010

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies, brokers and dealers, affiliates and others	$	261,095
Prepaid expenses and other		32,316
Total line 6A	$	293,411

There are no material differences between above computation and the computation of net capital under Rule 15c3-1 at December 31, 2010, as filed on unaudited Form X-17A-5, Part IIA on January 26, 2011.

See accompanying report of independent registered public accounting firm.

KPMG

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

SEC MAIL PROCESSING
RECEIVED
FEB 25 2011
WASH. D.C. 200 SECTION

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Securities, LLC:

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company), a wholly owned subsidiary of NFS Distributors, Inc., as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 23, 2011

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.